Forbes Medi-Tech, Inc.

September 1, 2005

VIA EDGAR “correspondence” Amy Bruckner Securities and Exchange Commission Washington, D.C. 20549 Mail Stop 6010

Re: Forbes Medi-Tech, Inc.
Form 40F for fiscal year ended December 31 2004
File No. 000 30076

Ladies and Gentlemen:

Forbes Medi-Tech, Inc. anticipates it will respond to the staff’s comments issued in a letter dated August 23, 2005, on or before September 15, 2005.

Please contact our attorney, Kenneth G. Sam, Dorsey & Whitney LLP, at 206 903-8804 with any questions or concerns.

Very truly yours,

FORBES MEDI-TECH, INC.

/S/ Nancy E. Glaister, Corporate Secretary